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
------------------------------------                                                                --------------------------------
             FORM 4                                                                                          OMB APPROVAL
------------------------------------                                                                --------------------------------

[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB NUMBER:           3235-0287
    SUBJECT TO SECTION 16. FORM 4 OR                                                                EXPIRES:      DECEMBER 31, 2001
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                ESTIMATED AVERAGE BURDEN
    SEE INSTRUCTION 1(b).                                                                           HOURS PER RESPONSE..........0.5
    (PRINT OR TYPE RESPONSES)                                                                       --------------------------------

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1.Name and Address of Reporting Person*(1) 2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting
                                                                                                Person to Issuer
  Anschutz  Philip       F.                  Forest Oil Corporation          (FST)          (Check all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number                                   [ ] Officer   [ ] Other
   2400 Qwest Tower                         of Reporting       December 2000                      (give title   (specify title
   555 17th Street                          Person, if an                                         below)        below)
---------------------------------------     entity (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Denver, Colorado   80202                                5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)-------------------------------------------------
                                     Code     V       Amount  (A) or (D)    Price   (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             12/07/00    J(1)          5,364,058      A          (1)     2,137 Shares(2)        D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     15,231,402 Shares(2)   I                (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                             (OVER)
                                                                                                                     SEC 1474 (3-99)
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT                    PAGE 1 OF 3
REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/Year)   (Instr. 8)      Securities
   (Instr. 3)     Derivative                                        Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)

                                                ---------------------------------
                                                      Code    V    (A)      (D)
---------------------------------------------------------------------------------
Warrants          $12.50 per     12/07/00             J(1)       521,856
                  share
---------------------------------------------------------------------------------
Warrants          $20.84 per     12/07/00             J(1)       180
                  share
---------------------------------------------------------------------------------
Warrants          $26.04 per     12/07/00             J(1)       180
                  share
---------------------------------------------------------------------------------
FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)      (Instr. 5)     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
-----------------------------------------------------------------------------------------------------------
    (4)    3/20/2010   Common   521,856          (1)         521,856(2)           I               (5)
-----------------------------------------------------------------------------------------------------------
    (4)    2/15/2005   Common   180              (1)         180(2)               I               (6)
-----------------------------------------------------------------------------------------------------------
    (4)    2/15/2005   Common   180              (1)         180(2)               I               (6)
-----------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Securities received pursuant to that certain Agreement and Plan of Merger, dated as of July 10, 2000, by and among FST, Forest Acquisition I Corporation and Forcenergy Inc. (FORC) for the common stock, warrants and preferred stock held in FORC and the concurrent 1 for 2 reverse split of FST stock, all as approved by stockholders on December 7, 2000. As a result of the merger and the 1 for 2 reverse split, .8 shares of common stock in FST were received for every share of common stock in FORC, .8 warrants in FST were received for every warrant in FORC, and 34.30705 shares of common stock in FST were received for every share of preferred stock in FORC.

(2) Amount reflects all such securities beneficially owned after the merger and the 1 for 2 reverse split referred to in (1) above.

(3) Philip F. Anschutz is the owner of 100% of the capital stock of Anschutz Company, which is the owner of 100% of the capital stock of The Anschutz Corporation, which is the registered owner of 15,230,682 of the securities indicated. The Anschutz Corporation is the owner of Anschutz Investment Company, which is the registered owner of 720 of the securities indicated.

(4) The warrants are immediately exercisable provided the Issuer: (1) registers the shares; (2) receives a no action letter from the SEC that the shares are exempt from registration; or (3) receives an opinion letter from counsel that the shares are exempt from registration.

(5) Philip F. Anschutz is the owner of 100% of the capital stock of Anschutz Company, which is the owner of 100% of the capital stock of The Anschutz Corporation, which is the registered owner of the securities indicated.

(6) Philip F. Anschutz is the owner of 100% of the capital stock of Anschutz Company, which is the owner of 100% of the capital stock of The Anschutz Corporation, which is the owner of 100% of the capital stock of Anschutz Investment Company, which is the registered owner of the securities indicated.

(7) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Form 4 on his behalf as an individual, on his behalf as Chairman of The Anschutz Corporation and on his behalf as Chairman of Anschutz Company.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                      Philip F. Anschutz
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see instruction 6 for procedure.            By: Robert M. Swysgood

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                                      /s/ ROBERT M. SWYSGOOD   1/10/2001
                                                                                      ----------------------   ---------
Reminder: Report on a separate line for each class of securities beneficially         **Signature of Reporting  Date
owned directly or indirectly.                                                         Person
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).    Robert M. Swysgood
                                                                                      Attorney-in-Fact (7)

                                                                     Page 2 of 3
                                                                 SEC 1474 (3-99)

                                JOINT INFORMATION

Name:                      Anschutz Company

Address:                   2400 Qwest Tower
                           555 Seventeenth Street
                           Denver, CO  80202

Designated Filer:          Philip F. Anschutz

Issuer and Trading
Symbol:                    Forest Oil Corporation (FST)

Statement for
Month/Year:                December 2000

Signature:                 Anschutz Company

                           By:      /s/ ROBERT M. SWYSGOOD    1/10/2001
                                    ----------------------    ---------
                                    Philip F. Anschutz        Date
                                    Chairman
                                    By Robert M. Swysgood
                                    ATTORNEY-IN-FACT (7)


Name:                      The Anschutz Corporation

Address:                   2400 Qwest Tower
                           555 Seventeenth Street
                           Denver, CO  80202

Designated Filer:          Philip F. Anschutz

Issuer and Trading
Symbol:                    Forest Oil Corporation (FST)

Statement
Month/Year:                December 2000

Signature:                 The Anschutz Corporation

                           By:      /s/ ROBERT M. SWYSGOOD    1/10/2001
                                    ----------------------    ---------
                                    Philip F. Anschutz        Date
                                    Chairman
                                    By Robert M. Swysgood
                                    Attorney-in-Fact


Name:                      Anschutz Investment Company

Address:                   2400 Qwest Tower
                           555 Seventeenth Street
                           Denver, CO  80202

Designated Filer:          Philip F. Anschutz

Issuer and Trading
Symbol:                    Forest Oil Corporation (FST)

Statement for
Month/Year:                December 2000

Signature:                 Anschutz Company

                           By:      /s/ ROBERT M. SWYSGOOD    1/10/2001
                                    ----------------------    ---------
                                    By Robert M. Swysgood     Date
                                    Vice President

                                                   Attachment to SEC 1474 (3-99)
                                                                     Page 3 of 3